Exhibit 99.1

Bitdeer Announces April 2026 Production and Operations Update

Monthly Highlights

●	Bitcoin: Production increased 372% Y/Y to 783 Bitcoin

●	SEALMINERs: SEALMINER A4 series mass production launched with industry leading efficiency of 9.45 J/T

●	Colocation: Executing on colocation lease agreements is THE top priority for management, with Tydal, Norway site in advanced stages of negotiations

●	AI Cloud: Demonstrating strong M/M performance in ARR and utilization rates

Key Metrics Summary

Global Energy Capacity	Self-Mining Hash Rate1	Co-Mining Hash Rate[2]	Self-Owned Rigs	BTC Mined	AI Cloud ARR	Colocation AI Data Center
3.0 GW	65.5 (EH/s)	8.4 (EH/s)	218K	783	~$69M	Tydal, Norway in advanced stages of negotiations

SINGAPORE, May 12, 2026 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for AI and Bitcoin mining infrastructure, today announced its unaudited operations updates for April 2026.

Management Commentary

April marked another month of disciplined execution across our integrated AI and Bitcoin mining platform. our AI cloud business sustained strong momentum, with ARR increasing to approximately $69 million, a 60% increase month-over-month, underscoring both the scale of enterprise demand for high-performance AI infrastructure and our ability to convert that demand into durable, contracted revenue. Importantly, we are in advanced stages of negotiations with a prospective colocation tenant for our Tydal, Norway site, which we expect would mark a defining milestone in our colocation strategy and unlock a significant new long-term revenue stream,” said Matt Kong, Chief Business Officer of Bitdeer. “In parallel, our self-mining hashrate continues to improve, reaching approximately 65.5 EH/s, up over 400% year-over-year, while our co-mining hashrate has grown to an incremental 8.4 EH/s, reinforcing Bitdeer’s position as one of the largest publicly listed Bitcoin miners by total hash rate under management and reflecting the continued ramp-up of our SEALMINER fleet.” Mr. Kong continued, “With our differentiated 3.0 GW power portfolio, expanding AI cloud capacity, and accelerating commercial traction, we remain confident in delivering sustained, profitable growth for our shareholders in the months ahead.”

1 Self-Mining (Operated in self-owned datacenters) refers to cryptocurrency mining for Bitdeer’s own account, whereby its mining rigs are operated in self-owned datacenters

2 Co-mining (Operated in 3rd party datacenters) refers to cryptocurrency mining for Bitdeer’s own account, whereby its mining rigs are operated in third-party datacenters

Crypto Mining Update:

CRYPTO Mining, R&D, Manufacturing:

●	Mined 783 Bitcoins[3], an increase of 372% Y/Y; we continue to expect momentum in our mining results over the coming months.

●	Self-mining hash rate reached ~65.5 EH/s. Co-mining hashrate of 8.4 EH/s driven by Co-Mining collaboration, using Bitdeer’s mining rigs operated in 3rd party datacenters

●	Official launch of industry leading SEALMINER A4 series, including A4 Ultra Hydro, A4 Pro Hydro and A4 Pro Air.

Key Crypto Metrics:

Metric	April 2026	March 2026	April 2025
Hash Rate Metrics:
Self-Mining (Operated in self-owned datacenters)	65.5	65.1	12.4
Co-Mining (Operated in 3rd party datacenters)	8.4	4.4	-

Other Proprietary Hash Rate[4]	5.3	1.4	-
Hosting[5]	8.2	7.2	12.7
Total Hash Rate under Mgmt.[6] (EH/s)	87.4	78.1	25.1

Mining Rig Metrics:
Self-Mining[1]	218,000	207,000	98,000
Co-Mining[2]	33,000	18,000	-
Hosted	46,000	37,000	81,000
Total Mining Rigs under Mgmt.	297,000	262,000	179,000

BTC Mined[3]	783	661	166
BTC Held[7]	73	31	1,246

3 Includes BTC from self-mining operations and BTC from co-mining operations.

4 Other Proprietary Hash Rate includes the hashrate from Bitdeer’s cloud hashrate business, mining rigs delivered in the crypto mining datacenters but not deployed and the mining rigs temporarily offline due to limited economic benefit.

5 Hosting encompasses a one-stop mining machine hosting solution including deployment, maintenance, and management services for efficient cryptocurrency mining.

6 Total hash rate under management as of April 30, 2026, across Bitdeer’s primary business lines: Self-mining, Co-mining, Cloud Hash Rate, and Hosting.

7 Bitcoins held does not include Bitcoins from customer deposits but does include Bitcoins that are pledged as collateral by us.

Bitdeer AI Update:

Colocation AI Data Center:

●	Bitdeer is in advanced stages of negotiations with a potential colocation tenant for Tydal, Norway and remains in active dialogue in Ohio, Rockdale, Texas and various other sites.

AI Cloud Key Metrics:

Metric	April 2026	March 2026
GPU Amount Deployed	4,184	2,128
GPU Types	H100, H200, B200, GB200	H100, H200, B200, GB200
Utilization Rate[2]	92%	94%
GPUs Under External Subscription	3,323	1,948
ARR[3]	~$69M	~$43M

●	AI Cloud Operations: Continued to expand overall GPU operations to meet robust AI infrastructure demand, while maintaining utilization above 90%. Strong capacity absorption across enterprise and AI-native customers reflects our effective resource allocation, growing customer engagement, and improving revenue visibility supported by a shift toward mid- to long-term contracts.

●	Platform Recognition: Bitdeer AI’s inclusion in the latest SemiAnalysis GPU Cloud ClusterMAX™ Rating provides an important external benchmark of the platform’s development progress. The Bronze-tier recognition reflects initial validation of Bitdeer AI’s GPU cloud capabilities, including testing at its Malaysia site using NVIDIA GB200 NVL72 nodes, while also highlighting opportunities for continued advancement in orchestration, monitoring, reliability, and support as the Company scales larger GPU clusters.

●	Recent deployments include: 2 units of GB300 delivered to our leased Malaysia datacenter at the end of April and 16 units of B300 delivered in the US in early May.

2 Utilization Rate as of the last day of the respective month is calculated as the total number of GPUs under internal and external orders divided by the total number of deployed GPUs.

3 ARR as of the last day of the respective month is calculated by multiplying the daily revenue generated from all contractually obligated GPU orders on that specific day by 365. This metric provides an annualized view of the revenue run-rate based on active contracts at the end of the reporting period

Infrastructure Summary:

Site		(MW) Capacity	Energization Timing[4]	Planned Usage	Construction Update
Online Electrical Capacity:

1)	Rockdale, TX	563	Online	Crypto to Colocation / AI Cloud	In active evaluation of AI transition

2)	Knoxville, TN – phase 1	37	Q4 ‘26	Crypto to AI Cloud	Phase 1 AI data center conversion design work initiated, targeting to complete by Q4 ‘26.
3)	Knoxville, TN – phase 2	49	Q1 ‘27

4)	Wenatchee, WA	13	Q4 ‘26	Crypto to AI Cloud	AI data center design documents and building permit application submitted for approval. Core equipment is being delivered in succession; we plan to begin with a GB300 cluster. Dismantling of the crypto mining datacenter started in March 2026. Completion targeted Q4 ‘26.

5)	Molde, Norway	84	Online	Crypto and in early assessment of converting to AI Cloud

6)	Tydal, Norway – phase 1	50	Q4 ‘26	Crypto to Colocation	Planning and design continue to advance. Orders for critical long-lead equipment have been placed. Engaged Data Center Installations AS as Bitdeer’s design and construction partner for Tydal AI datacenter conversion

7)	Tydal, Norway – phase 2	175	Q4 ‘26

7)	Gedu, Bhutan	100	Online	Crypto

8)	Jigmeling, Bhutan	500	Online	Crypto

9)	Oromia Region, Ethiopia	50	Online	Crypto	Construction of the 50 MW site has been completed and energized, with ongoing energization in phases driven by SEALMINER deliveries

10)	Massillon, OH	121	Online	Crypto

11)	Cyberjaya, Malaysia5	2	Online	AI Cloud

Online Electrical Subtotal:		1,744

4 Indicative timing for completion of power. All timing references are to calendar quarters and years

5 Capacity under lease arrangement

Pipeline Electrical Capacity:

1)	Massilon, OH	74 / 26	Q3 ‘26	Crypto	Due to delivery delays for key electrical components, 74 MW is expected to be energized in phases during Q3 ‘26. Reconstruction of the two fire-damaged buildings (26MW) is currently underway and expected to be rebuilt and energized by the end of Q3’ 26. We anticipate that the total reconstruction cost will be almost fully recovered through the supplier’s insurance coverage.

2)	Clarington, OH	570	To be updated	Colocation	570 MW of power under contract with a local utility. Timing of power availability and construction may be affected by ongoing legal proceedings filed by a neighboring company, American Heavy Plate Solutions, LLC., which is under extensive influence from MHR, a New York based PE firm founded by Mark H. Rachesky. Design and other preparation work continues.

3)	Niles, OH	300	Q4 ‘28	Colocation / AI Cloud	300 MW grid-interconnected development site, with target energization in Q4 ‘28. The project includes 41.8 acres of owned land and a transmission line extension agreement with a local utility company

4)	Rockdale, TX	179	2026	Colocation / AI Cloud	In Planning

5)	Fox Creek, Alberta, Canada	101	Q2 ‘27	Crypto	101 MW site acquired, fully licensed and permitted for the construction of an on-site natural gas power plant. Assessing current design potential to accommodate future AIDC requirements. Groundbreaking planned for June 2026.

6)	Cyberjaya, Malaysia[10]	9.5	Q4 ‘26	AI Cloud	In Progress

Pipeline Electrical Subtotal:		1,259.5

Total Global Electrical Capacity:		3,003.5

Upcoming Conferences and Events

●	May 18, 2026: Goldman Sachs Asia Communacopia + Technology Conference – Hong Kong

●	May 21, 2026: B. Riley Securities 26th Annual Investor Conference – Marina del Rey

●	May 27, 2026: Benchmark / StoneX Digital Asset Summit – New York

●	June 2, 2026: Evercore TMT Global Conference – San Francisco

●	June 3, 2026: BofA Securities Global Technology Conference – San Francisco

●	June 15-19, 2026: Morgan Stanley Europe NDR – London, Paris, Geneva, Zurich, Frankfurt

●	June 18, 2026: Roth London Conference

●	June 23, 2026: Northland Capital Markets Growth Conference - Virtual

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for AI and Bitcoin mining infrastructure. Bitdeer is committed to providing comprehensive Bitcoin mining solutions for its customers and building AI computational infrastructure to support the AI revolution. Bitdeer handles complex processes involved in computing such as equipment procurement, transport logistics, data center design and construction, equipment management, and daily operations. Bitdeer also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed data centers across multiple countries, including the United States, Norway, Bhutan, and Ethiopia. To learn more, visit https://ir.bitdeer.com/ or follow Bitdeer on X@Bitdeer and LinkedIn @Bitdeer.

Investors and others should note that Bitdeer may announce material information using its website and/or on its accounts on social media platforms, including X, formerly known as Twitter, Facebook, and LinkedIn. Therefore, Bitdeer encourages investors and others to review the information it posts on the social media and other communication channels listed on its website.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

For investor and media inquiries, please contact:

Investor Relations

Tesh Dahya, Head of Investor Relations

tesh.dahya@bitdeer.com

Media

Elev8 New Media

Jessica Starman, MBA

bitdeer@elev8newmedia.com